The following management fee structure was effective December 12, 2002.

Oppenheimer Money Market Fund, Inc.  Added breakpoint:  0.35% on assets over
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$3 billion.

OMMF currently has $2,049.7 million in assets. OMMF's new contractual management fee, calculated daily and paid monthly, is: 0.45% of the first $500 million of net assets; and 0.425% of the next $500 million; and 0.40% of the next $500 million; and 0.375% of the next $1.5 billion; and 0.35% of net assets over $3.0 billion.